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                             March 31, 2022

       Feng Huang
       Chief Executive Officer
       Li Bang International Corp Inc.
       No. 190 Xizhang Road, Gushan Town
       Jiangyin City, Jiangsu Province
       People   s Republic of China

                                                        Re: Li Bang
International Corp Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 16,
2022
                                                            File No. 333-262367

       Dear Mr. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your response to prior comment 1 and your disclosure that you do not believe that you are directly
subject to the recent regulatory actions or statements by China   s
                                                        government. Please
clarify whether these recent statements and regulatory actions by
                                                        China   s government
have or may impact the company   s ability to conduct its business,
                                                        accept foreign
investments, or list on a U.S. or other foreign exchange. Please include corresponding
disclosure in the prospectus summary.
 Feng Huang
FirstName  LastNameFeng
Li Bang International CorpHuang
                          Inc.
Comapany
March      NameLi Bang International Corp Inc.
       31, 2022
March2 31, 2022 Page 2
Page
FirstName LastName
2. Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Please include corresponding disclosure in the prospectus summary. Prospectus Summary
Holding Foreign Company Accountable Act, page 10

3. Please clarify that the rules adopted by the SEC relating to the Holding Foreign
         Companies Accountable Act became effective on January 10, 2022. Regulatory Permission, page 11

4. We note your response to prior comment 2 and your disclosure that you believe you are not subject to the cybersecurity review by the CAC for this offering. Please revise to include a discussion of the CSRC approvals that may be necessary and clarify whether you obtained an opinion of counsel regarding required approvals from the CSRC or CAC.
         If not, explain why you did not consult with counsel and why you do not believe any approvals or permissions are required. If you did obtain an opinion of counsel, please identify counsel and file a consent as an exhibit to your registration statement.
Risk Factors, page 19

5. We note that one or more of your officers or directors are located in China. Please revise to include risk factor disclosure to address the difficulty of bringing actions against these individuals and enforcing judgments against them and include a cross-reference to the enforcement of civil liabilities section.
Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
(n) Revenue recognition, page F-11

6. We note your revised disclosures in response to prior comment 11. Please further revise to disclose the design services included in your contracts as described on pages 6 and 67.
         In this regard, you explain you provide a complete kitchen concept design, an equipment configuration plan, assist customers with passing inspections, create a detailed mechanical and electrical graphic design, and provide a full range of kitchen drawings. Please describe whether these are promises in your contracts and how they are considered in your accounting. To the extent they are considered a single performance obligation with the equipment, tell us how you made this determination, with reference to ASC 606-10-25-19 through 25-22, and how you concluded recognizing revenue at a point in time was appropriate. Lastly tell us how long or over what term these design services are typically provided.
 Feng Huang
FirstName  LastNameFeng
Li Bang International CorpHuang
                          Inc.
Comapany
March      NameLi Bang International Corp Inc.
       31, 2022
March3 31, 2022 Page 3
Page
FirstName LastName
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Jason Ye